Exhibit 99.1

Obsidian Energy Announces $75 million Add-On to our Existing Senior Unsecured Notes

CALGARY, July 15, 2026 – OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces that we have entered into an underwriting agreement to sell, on a private placement basis (the “Offering”), an additional $75.0 million aggregate principal amount to our existing 8.125% senior unsecured notes due December 3, 2030, issued on December 3, 2025 (the “Notes”). Upon closing of the Offering, the aggregate principal amount of the Notes outstanding will increase from $175.0 million to $250.0 million.

The additional Notes will be issued at a price of 102.75 resulting in an effective yield of 7.186% and gross proceeds of $77.1 million. The additional Notes will be issued under a supplemental indenture to the existing trust indenture governing the Notes and will be direct senior unsecured obligations of Obsidian Energy, ranking equal with all other present and future senior unsecured indebtedness of the Company. Closing of the Offering is expected to occur on or about July 22, 2026, subject to the satisfaction of customary closing conditions. Subject to completion of the Offering, the net proceeds will be used to pay down indebtedness under our syndicated credit facility, fund general corporate expenses and to pay related transaction expenses.

"This incremental issuance reflects the strong demand we received from investors and the attractive conditions in the credit markets”, commented Stephen Loukas, Obsidian Energy’s President and CEO. “This transaction further diversifies our capital structure, and enhances our financial flexibility, while preserving our strong balance sheet. Together, these benefits position Obsidian Energy to advance our strategic initiatives, including driving production growth across our light and heavy oil assets and further expanding our waterflood initiatives in Peace River”.

BMO Capital Markets and RBC Capital Markets are acting as bookrunners with Raymond James Ltd. acting as co-manager for the Offering. The Notes are being offered in each of the provinces of Canada on a private placement basis. The Notes are not qualified for distribution to the public or registered under the securities laws of any province or territory of Canada or in the United States. They are only offered in the provinces of Canada pursuant to applicable exemptions from the prospectus and registration requirements thereunder. The Notes are not being offered in the United States.

This release does not constitute an offer to sell, or a solicitation of an offer to buy, any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. No securities regulatory authority has either approved or disapproved of the contents of this news release.

About Obsidian Energy

Obsidian Energy is an intermediate-sized oil and gas producer with a well-balanced portfolio of high-quality assets, primarily in the Peace River, Willesden Green and Viking areas in Alberta. The Company’s business is to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin.

Obsidian Energy is headquartered in Calgary and listed on the Toronto Stock Exchange and NYSE American (TSX / NYSE American: OBE). To learn more, visit Obsidian Energy’s website.

ADDITIONAL READER ADVISORIES

CAUTIONARY STATEMENTS PURSUANT TO THE OFFERING

The Notes have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws and may not be offered or sold except to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the U.S. Securities Act, or to persons reasonably believed to be accredited investors in reliance on the exemption from registration provided by Rule 506 under the U.S. Securities Act, or to persons outside the United States in compliance with Regulation S under the U.S. Securities Act. Any public offering of securities made in the United States would be made by means of a prospectus that would be obtainable from the Company and that would contain detailed information about the Company, its management and financial statements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Notes, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements or information (collectively "forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this news release contains forward-looking statements and information concerning: the issuance of the Notes and the completion of the Offering, including applicable terms and conditions and the expected closing date; anticipated use of proceeds from the Offering, including paying down indebtedness under our credit facility, funding general corporate expenses and transaction expenses; anticipated benefits to the Company of the Offering, including its impact on our strategic initiatives, production and waterflood initiatives.

The forward-looking statements and information are based on certain key expectations and assumptions made by Obsidian Energy, including expectations and assumptions concerning the successful completion of the Offering and the availability and sources of capital. Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Obsidian Energy can give no assurance that they will prove to be correct. By its nature, such forward-looking statements and information are subject to various risks and uncertainties, which could cause the actual results and expectations to differ materially from the anticipated results or expectations expressed. These risks and uncertainties include, but are not limited to, the risk that the Offering is not completed on the terms anticipated or at all, fluctuations in commodity prices, the duration and impact of tariffs that are currently in effect on goods exported from or imported into Canada, and that other than the tariffs that are currently in effect, neither the U.S. nor Canada (i) increases the rate or scope of such tariffs, reenacts tariffs that are currently suspended, or imposes new tariffs, on the import of goods from one country to the other, including on oil and natural gas, and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, changes in industry regulations and political landscape both domestically and abroad, the retention of key management and employees, our ability to execute our plans as described herein, that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East, particularly between Iran, the United States and Isreal, and financial market and commodity price volatility. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are cautioned that the assumptions used in the preparation of such forward-looking statements and information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on such forward-looking statements and information. Obsidian Energy gives no assurance that any of the events anticipated will transpire or occur, or, if any of them do, what benefits Obsidian Energy will derive from them. The forward-looking statements and information contained in this news release are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein. Readers should also carefully consider the matters discussed that could affect Obsidian Energy, or its operations or financial results in Obsidian Energy’s Annual Information Form (see "Risk Factors" and "Forward-Looking Statements" therein) for the year ended December 31, 2025, which is available on the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy's website.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American exchange in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com